                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2000

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       Trustmark National Bank 401(k) Plan
                            (Full Title of the Plan)

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                              Trustmark Corporation
                              248 E. Capitol Street
                           Jackson, Mississippi 39201
    (Name of Issuer of Securities and address of Principal Executive Office)

                       Trustmark National Bank 401(k) Plan

                              Financial Statements
                        as of December 31, 2000 and 1999
                         Together With Auditors' Report

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

NOTES TO FINANCIAL STATEMENTS

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes -- December 31, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
Trustmark National Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Trustmark National Bank 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Jackson, Mississippi
June 14, 2001

                       TRUSTMARK NATIONAL BANK 401(k) PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 and 1999

                                                   2000             1999
                                               -----------      -----------
ASSETS:
    Receivables:
       Sponsor contributions                   $ 2,650,000      $         0
       Participant contributions                   125,464          185,878
                                               -----------      -----------
              Total receivables                  2,775,464          185,878

    Investments, at fair value:
       Money market account                      7,345,153        6,543,146
       Fixed income mutual funds                 2,658,053        2,561,062
       Equity mutual funds                      22,222,659       16,555,645
       Common stock of Trustmark Corporation    56,878,276       67,635,644
                                               -----------      -----------
              Total investments                 89,104,141       93,295,497
                                               -----------      -----------
              Total assets                      91,879,605       93,481,375
                                               -----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $91,879,605      $93,481,375
                                               ===========      ===========

        The accompanying notes are an integral part of these statements.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      for the YEAR ENDED DECEMBER 31, 2000


ADDITIONS TO PLAN NET ASSETS ATTRIBUTED TO:
    Contributions:
       Sponsor                                                  $ 2,650,971
       Participant                                                3,564,078
                                                                -----------
              Total contributions                                 6,215,049
    Investment income (loss):
       Net depreciation in fair value of investments             (1,919,105)
       Interest                                                     326,504
       Dividends                                                    197,467
                                                                -----------
              Net investment loss                                (1,395,134)
                                                                -----------
              Net additions                                       4,819,915

DEDUCTIONS FROM PLAN NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                                (6,421,685)
                                                                -----------
NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS           (1,601,770)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                            93,481,375
                                                                -----------
    End of year                                                 $91,879,605
                                                                ===========

         The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1.  PLAN DESCRIPTION

The following description of the Trustmark National Bank 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the employees of Trustmark National Bank (the Bank). Employees who are active participants in the Canton Exchange Bank Employee's Retirement Plan are ineligible to participate in the Plan. The Plan provides eligibility for participation on the first day of the calendar month following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

Effective April 30, 1999, the Trustmark National Bank Employee Stock Ownership Plan (ESOP) was merged into the Trustmark National Bank 401(k) Plan. Plan assets of $65,246,031 were transferred from the ESOP to the Plan.

Plan Administration

The Plan's record keeping and trust functions are handled by BISYS Plan Services and Frontier and Reliance Trusts, respectively. The Plan Administrator is Trustmark National Bank.

Employee Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements  of  Internal  Revenue  Code  Section  401(k)  are  not met in Plan
operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

Employees can elect to contribute up to 15% of their pay each period not to exceed $10,500 of their annual earnings before taxes. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan does allow rollover contributions from individual retirement accounts or other qualified plans.

Employer Contributions

In general, employee contributions are not matched by the employer; however, former participants of the Rankin County Bank 401(k) Plan are eligible for a 100% match of their contributions up to 3% of their annual compensation, except for years in which the Bank makes a safe harbor contribution.

The Company contributed $2,650,971 to the Plan in 2000. This contribution was allocated in 2001 to participants based on safe harbor requirements. The safe harbor allocation totaled $2,219,290, and the remaining $431,681 was allocated as a profit sharing contribution.

Allocations

Employee contributions are allocated directly to each participant's account in accordance with the individual participant's elections.

Investment earnings of the Plan's trust funds are allocated based on the investment earnings base multiplied by the calculated rate of return for the separate trust accounts. The investment earnings base is calculated as beginning of the year account balance plus one half of the current year salary deferral contributions less withdrawals and transfers out.

Forfeitures of non-vested employer match accounts are used to reduce the employer match contribution.

Vesting

On the first day of the month coincident with or following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

Participants  are  immediately  vested  in  their  voluntary  contributions  and
safe-harbor   employer   contributions   and  vest  in  their   employer   match
contributions as shown in the following schedule:

                                           Years of                  Vested
                                        Vesting Service            Percentage
                                        ---------------            ----------
                                         Less than 5                    0%
                                         5 or more                    100%

In case of termination of the Plan, the value of each participant's share of the Plan shall become fully vested as of the date of such termination.

Payment of Benefits

On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

The Bank anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event of termination, the Plan's net assets would be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.


2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets of the Plan as they are disbursed to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for plan benefits, includes changes in fair value of investments acquired, sold or held during the year.

Administrative Fees

Professional fees incurred by the Plan are paid by the Bank.

3.  INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                                  2000              1999
                                               -----------      -----------
Investments at fair value as determined by
quoted market price:
    Trustmark Stock Fund                       $56,878,276      $67,635,644
    Performance Funds Trust Mutual Funds:
       Large Cap Equity Fund                    10,154,309        8,265,874
       Mid Cap Equity Fund                       7,750,427        5,451,347
Investments at estimated fair value:
    Federated Capital Preservation Fund          7,159,421              N/A


During 2000, the Plan's investments (including investments bought and sold, as well as held during the year) depreciated in value by $1,919,105 as follows:


Investments at fair value as determined by quoted market price:
    Trustmark Stock Fund                                        $(1,047,029)
    Performance Funds Trust Mutual Funds:
       Leaders Equity Fund                                            7,845
       Short Term Government Inst. Fund                              26,849
       Intermediate Term Government Inst. Fund                       63,892
       Large Cap Equity Fund                                     (1,378,822)
       Small Cap Equity Fund                                        102,710
       Mid Cap Equity Fund                                          340,356
       Templeton Foreign Fund                                       (34,906)
                                                                -----------
              Net depreciation in fair value of investments     $(1,919,105)
                                                                ===========


4.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated June 11, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.  RELATED PARTIES

Plan assets include investments held with the Bank. These investments do not constitute prohibited transactions as defined in ERISA Section 406(a). Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.


6.  MERGERS

As of April 30, 1999, the ESOP was merged into the Plan. The ESOP plan assets totaling $65,246,031 were transferred to the Plan.


7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2000, the Plan had approximately $82,000 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Bank for the year ended December 31, 2000:

                                                                    Net Assets
                                    Benefits       Benefits       Available for
                                    Payable          Paid         Plan Benefits
                                    --------      ----------      -------------
Per financial statements            $      0      $6,421,685      $  91,879,605
1999 amounts pending distribution
    to participants                        0         (63,000)                 0
2000 amounts pending distribution
    to participants                   82,000          82,000            (82,000)
                                    --------      ----------      -------------
Per 5500                            $ 82,000      $6,440,685      $  91,797,605
                                    ========      ==========      =============

8.  CONTINGENCIES

Trustmark Corporation and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark Corporation's consolidated financial position or results of operations.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN

                                (EIN 64-0180810)


      SCHEDULE H, Line 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2000

                                                                                Current
    Identity of Issuer                    Description                            Value
-------------------------------      --------------------------------         -----------
  Money Market Account:
      Federated                      Capital Preservation Fund                $ 7,159,421
      Frontier Trust                 Contribution Account                         185,732

  Fixed Income Mutual Funds:
*     Performance Funds Trust        Short Term Government Inst. Fund           1,254,601
      Performance Funds Trust        Intermediate Term Government
*                                        Inst. Fund                             1,403,452

  Common Stock Fund:
      Trustmark Corporation          Common Stock Fund--5,565,389.103
*                                        units                                 56,878,276

  Equity Mutual Funds:
*     Performance Funds Trust        Leaders Equity Fund                          430,919
*     Performance Funds Trust        Large Cap Equity Fund                     10,154,309
*     Performance Funds Trust        Small Cap Equity Fund                      2,597,516
*     Performance Funds Trust        Mid Cap Equity Fund                        7,750,427
      Templeton                      Foreign Fund                               1,289,488
                                                                              -----------
          Total assets held for investment purposes                           $89,104,141
                                                                              ===========

*Denotes related party based on the following relationships:
  Trustmark National Bank  serves  as  investment  advisor  for the  Performance
    Funds  Trusts;
  Trustmark Corporation is the parent company of Trust National Bank

         The accompanying notes are an integral part of this statement.

Pursuant  to  the   requirements  of  the  Securities  Act  of  1934,  the  Plan
Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Trustmark National Bank 401(k) Plan
                              Trustmark National Bank, Plan Administrator

                              By:    /s/ Chuck Rainey
                                     ----------------
                                     Chuck Rainey
                                     Vice President

                              Date:  June 29, 2001